THE HUNTINGTON FUNDS
2960 North Meridian Street
Suite 300
Attn: Huntington Funds Officer
Indianapolis, Indiana 46208

December 9, 2009

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

RE:         THE HUNTINGTON FUNDS (the “Trust”)
Huntington Global Select Markets Fund
Class A Shares
Institutional Shares
1933 Act File No. 33-11905
1940 Act File No. 811-5010

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on November 25, 2009 regarding the addition of the Huntington Global Select Markets Fund (the “Fund”) to the above-referenced Trust. As discussed with the SEC examiner, Keith O’Connell, the following changes have been made in response to the comments received:

1. In response to your comment regarding the missing graphic on the cover page, the graphic on the cover page is The Huntington Funds’ logo. When presented with a graphic, EDGAR software auto-generates a “Missing Graphic” reference. Going forward, we will include a brief description of the missing graphic in this space.

2. In response to your comment regarding headings, the duplicative headings will be removed from the Table of Contents page.

3. In response to your comment regarding the Fund’s use of “global” in its name and complying with the 40%-30% test, the following disclosure will be added to the Fund’s investment strategy:  “Under normal market conditions, the Fund invests significantly (at least 40% – unless market conditions are not deemed favorable by the Advisor, in which case the Fund invests at least 30%) in securities of issuers based outside the United States.”

4. In response to your first comment regarding the fee table, the line item entitled “Acquired Fund Fees and Expenses” will be moved so that it appears above the line item entitled “Total Annual Fund Operating Expenses.”

5. In response to your second comment regarding the fee table, footnote #1 will be deleted.

6. In response to your third comment regarding the fee table, footnote #3 will be deleted.
7. In response to your fourth comment regarding the fee table, footnote #4 and footnote #5 will be deleted.

8. In response to your fifth comment regarding the fee table, the line items in the fee table will be revised to reflect Form N-1A headings consistent with Instruction 3(e) to Item 3 of Form N-1A.

9. In response to your sixth comment regarding the fee table, footnote #6 will be revised as follows:

“The Advisor has contractually agreed to waive all or a portion of its investment advisory fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s Institutional Shares and Class A Shares total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.90% and 2.15%, respectively, of the Fund’s daily net assets through December 27, 2010. While the Advisor does not anticipate terminating this arrangement prior to December 27, 2010, this arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Amounts waived or reimbursed in the contractual period may be recouped by the Advisor within three years of the waiver and/or reimbursement to the extent that recoupment will not cause the Fund’s Institutional Shares and Class A Shares total annual fund operating expenses (exclusive of brokerage costs, interest, taxes and dividends, and extraordinary expenses) to exceed 1.90% and 2.15%, respectively, of the Fund’s daily net assets.”

10. In response to your seventh comment to the fee table regarding the contractual waiver in footnote #6, the footnote will be revised as set forth above.

11. In response to your seventh comment to the fee table, the last sentence in footnote #6 will be deleted.

12. In response to your comment regarding the missing graphic in the Expense Example, EDGAR software erroneously auto-generates a “Missing Graphic” reference for this chart.  Note that no graphics – other than the tables – appear in this section.

13. In response to your comment regarding the Fund’s principal investment strategy, the following sentence will be added to the investment strategy to address maturity: “The Fund has no maturity restrictions on the fixed income securities in which it invests.”

14. In response to your comment regarding the Fund’s investment in “lower quality” fixed income securities, the following clarification will be included in the investment strategy:  “In addition, the Fund may invest up to 20% of its assets in lower quality fixed income securities (also known as junk bonds) – i.e., securities which at time of purchase are not rated in one of the four highest categories by a U.S. nationally rated statistical rating organization (or, if unrated, are not determined by the Advisor to be of a quality comparable to a security rated within the four highest rating categories).”

15. In response to your comment regarding principal investment risks, “Manager Risk” will be added as a principal risk.

16. In response to your comment regarding principal investment risks, “Interest Rate Risk” will be added as a principal risk.

17. In response to your comment as to whether “Prepayment Risk” should be a principal risk, the Fund’s investment advisor has determined that “Prepayment Risk” is not a principal risk; therefore, it will not be included.

18.  In response to your comment regarding the “Performance” section, the following statement will be included in this section in accordance with Item 4(2)(i):  “The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  Updated performance information will be available at www.huntingtonfunds.com, or by calling 1-800-253-0412.”

19.  In response to your comment regarding the “Investment Advisor and Portfolio Manager” section, the second paragraph in this section will be deleted.

20.  In response to your comment regarding the deletion of the second paragraph under the section entitled, “Purchasing and Redeeming Shares,” in order to comply with Item 6(b) of Form N-1A, we cannot delete the second paragraph in its entirety.  Item 6(b) requires a Fund to disclose that its shares are redeemable and briefly identify the procedures for redeeming shares (e.g., on any business day by written request, telephone, or wire transfer).  Such information is contained in the second paragraph. Additionally, we deem it crucial to retain the instructions regarding purchases by shareholders contained in the second paragraph of this summary section so that the appropriate information is provided to shareholders in the event that Huntington should decide to use the contents of this summary section in the form of a separate summary prospectus.

21.  In response to your comment regarding compliance with Item 9 of Form N-1A, The following disclosure will be added under the section entitled, “Additional Investment Strategies”:  “The Fund’s investment objective is to seek total return.  This objective may not be changed without shareholder approval.”

22.  In response to your comment regarding the Letter of Intent disclosure under the section entitled, “Other Quantity Discounts, Reductions and Waivers,” the language will be revised to say that the Trust will hold up to 4.75% of the Shares in escrow.

23.  In response to your comment regarding the date shown in the second paragraph under the section entitled, “Fees Paid to Advisor and Affiliates,” the second paragraph will be revised as follows:  “A discussion of the Trustees’ review of the investment advisory agreements with the Trust is available in the Fund’s Annual Report for the period ended December 31, 2009.”

24.  In response to your comment regarding the date shown under “Taxation of Distributions,” the disclosure will be revised as follows:  “Long-term capital gains rates applicable to individuals have been reduced to 15%, with lower rates applicable to taxpayers in the 10% and 15% rates, through December 31, 2009.”

25.  In response to your comment regarding Exempt-Interest Dividends, this paragraph will be removed from the prospectus.

26.  In response to your comment regarding a non-fundamental policy in the Statement of Additional Information which applies only to money market funds, this disclosure will be removed.

If you have any questions on the enclosed material, please contact me at (412) 288-8157.

Very truly yours,

/s/ Leanna Norris
Leanna Norris
Senior Paralegal